Exhibit 3.1

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

Leo Holdings Corp. II (ROC #365725) (the “Company”)

TAKE NOTICE that by Minutes of the Extraordinary General Meeting of the shareholders of the Company dated 9 January 2023, the following special resolution was passed:

Proposal No. 1—The Extension Amendment Proposal—

RESOLVED, as a special resolution that:

a) Article 49.4(a) of Leo’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.4 (a):

“In the event that the Company does not consummate a Business Combination upon the date which is the later of (i) 12 April 2023 (or 12 October 2023, if applicable under the provisions of this Article 49.4(a)) and (ii) such later date as may be approved by the Members in accordance with the Articles (in any case, such date being referred to as the “Termination Date”), the Company shall (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund (less taxes payable and up to US$100,000 of interest to pay liquidation expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in the case of sub-articles (ii) and (iii), to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

Notwithstanding the foregoing or any other provisions of the Articles in the event that the Company has not consummated a Business Combination within twenty-seven months from the closing of the IPO, the Company may, without another shareholder vote, elect to extend the date to consummate the Business Combination on a monthly basis for up to six times by an additional one month each time after the twenty-seventh month from the closing of the IPO, by resolution of the Directors, if requested by the Sponsor in writing and upon five days’ advance notice prior to the applicable Termination Date, until thirty-three months from the closing of the IPO, provided that the Sponsor (or one or more of its affiliates, members or third-party designees) (the “Lender”) will deposit US$240,000 into the Trust Fund for each such monthly extension, for an aggregate deposit of up to US$1,440,000 (if all six additional monthly extensions are exercised), in exchange for a non-interest bearing, unsecured promissory note issued by the Company to the Lender. If the Company completes a Business Combination, it will, at the option of the Lender, repay the amounts loaned under the promissory note or convert a portion or all of the amounts loaned under such promissory note into warrants, which warrants will be identical to the private placement warrants issued to the Sponsor at the time of the IPO. If the Company does not complete a Business Combination by the applicable Termination Date, such promissory note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven.”

Filed: 10-Jan-2023 14:55 EST
www.verify.gov.ky File#: 365725	Auth Code: C40515886267

b) Article 49.4(b) of Leo’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.4(b):

“In the event that any amendment is made to Article 49.4 that would affect the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination within twenty-seven months (or up to thirty-three months, if applicable under the provisions of Article 49.4(a)) after the date of the closing of the IPO, each holder of Public Shares who is not a Founder, officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund not previously released to the Company (net of taxes payable), divided by the number of then Public Shares in issue.”

/s/ Wai Yan Ng
Wai Yan Ng
Corporate Administrator for and on behalf of
Maples Corporate Services Limited

Dated this 10th day of January 2023

Filed: 10-Jan-2023 14:55 EST
www.verify.gov.ky File#: 365725	Auth Code: C40515886267